Exhibit 21

CHESAPEAKE ENERGY CORPORATION
an Oklahoma Corporation

SIGNIFICANT SUBSIDIARIES*

Limited Liability Companies	State of Organization
Chesapeake Appalachia, L.L.C.	Oklahoma
Chesapeake E&P Holding, L.L.C.	Oklahoma
Chesapeake Energy Marketing, L.L.C.	Oklahoma
Chesapeake Exploration, L.L.C.	Oklahoma
Chesapeake Land Development Company, L.L.C.	Oklahoma
Chesapeake Operating, L.L.C.	Oklahoma

* In accordance with Regulation S-K Item 601(b)(21), the names of particular subsidiaries that, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary (as that term is defined in Rule 1-02(w) of Regulation S-X) as of the end of the year covered by this report have been omitted.